ATCO
GROUP

Corporate Office

05010484

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

August 4, 2005

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SEC MAIL RECEIVED AUG 5 2005 WASH., D.C.

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release (Stock Split)

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

8/16

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU.NV	.55	CAD	07/28/2005	08/10/2005	09/01/2005
CU.X	.55	CAD	07/28/2005	08/10/2005	09/01/2005
CU.PR.T	.368750	CAD	07/28/2005	08/10/2005	09/01/2005
CU.PR.V	.331250	CAD	07/28/2005	08/10/2005	09/01/2005
CU.PR.D	.412500	CAD	07/28/2005	08/10/2005	09/01/2005
CU.PR.A	.362500	CAD	07/28/2005	08/10/2005	09/01/2005
CU.PR.B	.375000	CAD	07/28/2005	08/10/2005	09/01/2005

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com

Submission Date: 07/28/2005 17:11:46
Last Updated: 07/28/2005 17:11:46

FILE NO. 82-34744

CU Release
CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
July 28, 2005

Canadian Utilities Limited Announces Stock Split and Declares Dividends

Canadian Utilities Limited announces that its board of directors has approved a two-for-one share split of the outstanding Class A non-voting shares and Class B common shares. The two-for-one share split will take the form of a stock dividend whereby share owners will receive one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date.

The stock dividend will be payable on September 15, 2005 to share owners of record at the close of business on August 29, 2005. Share certificates representing the additional Class A shares and Class B shares will be mailed to registered share owners on or after September 15, 2005. Existing share certificates should be retained by the share owners and should not be sent to Canadian Utilities or its transfer agent, CIBC Mellon Trust Company.

The Class A shares and Class B shares are expected to trade on a split ex-dividend basis on the Toronto Stock Exchange on August 25, 2005.

The Corporation is undertaking the stock split to ensure that the Class A shares and Class B shares remain accessible to individual share owners and to improve the liquidity of the market for the Class A shares and Class B shares. No income tax will be payable by Canadian residents in respect of the stock split, and the stock split will not dilute share owners' equity. All share and per share data for future periods will reflect the stock split.

[more]

The board of directors of Canadian Utilities has also declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
Class A Non-Voting	CU.NV	0.55	10-Aug	01-Sep
Class B Common	CU.X	0.55	10-Aug	01-Sep
Series Q 5.90%	CU.PR.T	0.368750	10-Aug	01-Sep
Series R 5.30%	CU.PR.V	0.331250	10-Aug	01-Sep
Series S 6.60%	CU.PR.D	0.412500	10-Aug	01-Sep
Series W 5.80%	CU.PR.A	0.362500	10-Aug	01-Sep
Series X 6.00%	CU.PR.B	0.375000	10-Aug	01-Sep

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

- 30 -

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

April 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated April 20, 2005, Quarterly Dividend Declared

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34744

CU Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, April 20, 2005 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
Class A Non-Voting	CU.NV	0.55	11-May	01-Jun
Class B Common	CU.X	0.55	11-May	01-Jun
Series Q 5.90%	CU.PR.T	0.368750	11-May	01-Jun
Series R 5.30%	CU.PR.V	0.331250	11-May	01-Jun
Series S 6.60%	CU.PR.D	0.412500	11-May	01-Jun
Series W 5.80%	CU.PR.A	0.362500	11-May	01-Jun
Series X 6.00%	CU.PR.B	0.375000	11-May	01-Jun

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502